Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 5 to Registration Statement No. 333-214752 on Form F-4 of our reports dated April 18, 2017, relating to the consolidated financial statements of Advanced Semiconductor Engineering, Inc. and its subsidiaries (which report expresses an unqualified opinion based on our audit and the report of the other auditors and includes an explanatory paragraph referring to the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts), and the effectiveness of Advanced Semiconductor Engineering, Inc. and its subsidiaries’ internal control over financial reporting, appearing in this proxy statement/prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in this proxy statement/prospectus, which is part of this Registration Statement.

/s/Deloitte & Touche

Taipei, Taiwan

Republic of China

January 16, 2018